UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)

OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

RAIN ONCOLOGY INC.

(Name of Subject Company (Issuer))

WK MERGER SUB, INC.

(Name of Filing Persons (Offeror))

PATHOS AI, INC.

(Name of Filing Persons (Parent of Offeror))

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

75082Q105

(CUSIP Number of Class of Securities)

Ryan Fukushima

Pathos AI, Inc.

600 West Chicago Avenue, Suite 150

Chicago, IL 60654

Tel. (312) 765-7820

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Mitchell S. Bloom, Esq.

Robert Masella, Esq.

Jean A. Lee, Esq.

100 Northern Ave

Boston, MA 02210

(617) 570-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 13d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, filed with the Securities and Exchange Commission on December 27, 2023, as amended December 29, 2023 (together with any subsequent amendments and supplements thereto, the “Schedule TO”), by WK Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and a wholly owned subsidiary of Pathos AI, Inc., a Delaware corporation (“Parent”), and Parent. The Schedule TO relates to the offer (the “Offer”) by Merger Sub to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”) of Rain Oncology Inc., a Delaware corporation (“Rain”), other than Shares held in the treasury of Rain or Shares owned, directly or indirectly, by Parent or Merger Sub immediately prior to the certificate of merger being duly filed with the Delaware Secretary of State which will be canceled without any consideration, for (i) $1.16 in cash per Share (the “Cash Consideration”), without interest, plus (ii) one contingent value right per Share (each, a “CVR”), which CVR shall represent the right to receive potential payments pursuant to the contingent value rights agreement, to be entered into among Parent, Merger Sub, Equiniti Trust Company, LLC and Fortis Advisors LLC, the form of which is attached as Exhibit C to the Merger Agreement, all upon the terms and subject to the conditions described in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as exhibits (a)(1)(A) and (a)(1)(B), respectively. The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of December 13, 2023 (together with any amendments or supplements thereto, the “Merger Agreement”), by and among Rain, Parent and Merger Sub, a copy of which is attached to the Schedule TO as Exhibit (d)(1) and incorporated herein by reference with respect to Items 4 through 9 and Item 11 of this Schedule TO.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

The Schedule TO is hereby amended and supplemented as follows:

Items 1 through 9 and 11.

Items 1 through 9 and 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

1.	The second question on page 10 set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is hereby amended and restated in its entirety to read as follows:

“DOES PARENT HAVE FINANCIAL RESOURCES TO MAKE PAYMENTS IN THE OFFER AND, IF REQUIRED, IN RESPECT OF THE CVRS?

●           Yes. Parent expects to fund the purchase of the Shares in the Offer, and the payment of any amounts payable with respect to the CVRs, on the payment dates applicable thereto, with Parent’s available cash on hand as of Closing. In connection with the execution of the Merger Agreement, 346 Short LLC (the “346”), has agreed to fund solely a portion of the Cash Consideration and certain other cash amounts to be paid by Parent or Merger Sub at the closing, ~~subject to the terms and conditions set forth in~~ pursuant to the commitment letter, dated as of December 13, 2023, by and among Parent, Rain and 346 (the “Commitment Letter”). Pursuant to the Commitment Letter, 346 has agreed to contribute to Parent at or prior to the Acceptance Time (as defined in Section 1 – “Terms of the Offer”), directly or indirectly through one or more intermediaries, an aggregate amount of $25,000,000 (the “Equity Commitment”). The Equity Commitment will be used by Parent solely to fund a portion of the Cash Consideration and certain other cash amounts to be paid by Parent or Merger Sub at the closing pursuant to the Merger Agreement, on the terms set forth in the Merger Agreement; provided, that 346 shall not, under any circumstances, be obligated to contribute or cause to be contributed to Parent more than the Equity Commitment. The Cash Consideration and the Merger Consideration (exclusive of CVRs) will be funded from the Equity Commitment. Otherwise, the amount to be funded pursuant to the Commitment Letter may be reduced on a dollar-for-dollar basis in the event Parent and Merger Sub do not require the full amount of the Equity Commitment, solely to the extent it will be possible, notwithstanding such reduction, for Parent and Merger Sub to consummate the transactions contemplated by the Merger Agreement in accordance with the terms thereof; provided, that any such reduction shall only occur simultaneously with the occurrence of the Closing. 346’s obligation to fund the Equity Commitment is subject to (i) the execution and delivery of the Merger Agreement by Parent and (ii) the satisfaction or written waiver by the applicable parties to the Merger Agreement of the Offer Conditions (other than those Offer Conditions that by their nature are to be satisfied at the Closing, but subject to the prior or substantially concurrent satisfaction or waiver of such conditions). Parent has a contractual right to specifically enforce the terms of the Commitment Letter if the conditions are met. No alternative financing arrangements or alternative financing plans have been made in the event the Equity Commitment described herein is not available. For the avoidance of doubt, if the Closing shall not occur for any reason, 346 shall have no obligation to fund the Equity Commitment. See Section 11 – “Purpose of the Offer and Plans for Rain; Summary of the Merger Agreement and Certain Other Agreements” and Section 12 – “Source and Amount of Funds.””

2.	The information set forth in the first paragraph of the section of the Offer to Purchase entitled “Purpose of the Offer and Plans for Rain; Summary of the Merger Agreement and Certain Other Agreements – CVR Agreement” on page 57 is amended and supplemented to add, after the final bullet point on page 57:

“● The CVR Agreement may be amended without the consent of the CVR Holders in the following circumstances:

(i)	Without the consent of any CVR Holders or the Rights Agent, the Representative, Parent and Merger Sub for any of the following purposes:
•	to evidence the succession of another person to Parent or Merger Sub and the assumption by any such successor of the covenants of Parent or Purchaser in the CVR Agreement;
•	to add to the covenants of Parent and Merger Sub such further covenants, restrictions, conditions or provisions as the Representative, Parent, and Merger Sub will consider to be for the protection of the CVR Holders; provided that, in each case, such provisions do not adversely affect the interests of the CVR Holders;
•	to cure any ambiguity, to correct or supplement any provision of the CVR Agreement that may be defective or inconsistent with any other provision contained therein, or to make any other provisions with respect to matters or questions arising under the CVR Agreement; provided that, in each case, such provisions do not adversely affect the interests of the CVR Holders;
•	as may be necessary or appropriate to ensure that the CVRs are not subject to registration under the Securities Act of 1933, as amended, or the Exchange Act, and to ensure that the CVRs are not subject to any similar registration or prospectus requirement under applicable securities laws outside of the United States; provided that, in each case, such provisions do not adversely affect the interests of the CVR Holders;
•	to evidence the succession of another person as a successor Rights Agent or the Representative and the assumption by any such successor of the covenants and obligations of the Rights Agent or the Representative, as applicable, in accordance with the terms of the CVR Agreement;
•	as may be necessary to ensure that Parent complies with applicable law, as determined by Parent after being advised by Parent’s outside counsel that such amendment is necessary for such purposes; or
•	any other amendments to the CVR Agreement for the purpose of adding, eliminating or changing any provisions of the CVR Agreement, unless such addition, elimination or change is adverse to the interests of the CVR Holders.
(ii)	Without the consent of any Holders, Parent and Merger Sub, by the Rights Agent, in its sole and absolute discretion to reduce the number of CVRs, in the event any CVR Holder agrees to renounce and abandon such CVR Holder’s rights under the CVR Agreement in accordance with the terms of the CVR Agreement.”

3.	The information set forth in the first paragraph of the section of the Offer to Purchase entitled “Purpose of the Offer and Plans for Rain; Summary of the Merger Agreement and Certain Other Agreements – Commitment Letter” on page 58 is hereby amended and supplemented to add, after the second to last paragraph on page 58:

“346’s obligation to fund the Equity Commitment is subject to (i) the execution and delivery of the Merger Agreement by Parent and (ii) the satisfaction or written waiver by the applicable parties to the Merger Agreement of the Offer Conditions (other than those Offer Conditions that by their nature are to be satisfied at the Closing, but subject to the prior or substantially concurrent satisfaction or waiver of such conditions). Parent has a contractual right to specifically enforce the terms of the Commitment Letter if the conditions are met.

The summary and description of the material terms of the Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Commitment Letter, which is filed as Exhibit (d)(6) to the Schedule TO and is incorporated by reference herein.”

4.	The information set forth in the first paragraph of the section of the Offer to Purchase entitled “Source and Amount of Funds” on page 58 is hereby amended and supplemented to add, after the final paragraph on page 58:

“346’s obligation to fund the Equity Commitment is subject to (i) the execution and delivery of the Merger Agreement by Parent and (ii) the satisfaction or written waiver by the applicable parties to the Merger Agreement of the Offer Conditions (other than those Offer Conditions that by their nature are to be satisfied at the Closing, but subject to the prior or substantially concurrent satisfaction or waiver of such conditions). Parent has a contractual right to specifically enforce the terms of the Commitment Letter if the conditions are met. No alternative financing arrangements or alternative financing plans have been made in the event the Equity Commitment described herein is not available.”

5.	The information set forth in the first paragraph of the section of the Offer to Purchase entitled “Conditions of the Offer” on page 60 is hereby amended and restated in its entirety to read as follows:

“(iv) (A) Rain shall have breached or failed to comply in any material respect with any of its obligations, covenants or agreements under the Merger Agreement, (B) (1) the representations and warranties of Rain set forth in Section 4.1(a) (Organization, Standing and Power), the final sentence of Section 4.3 (Subsidiaries), and Sections 4.4 (Authority), 4.5(a)(i) (No Conflict; Consents and Approvals), 4.14 (State Takeover Statutes), 4.15 (Section 251(h)), 4.16 (No Rights Plan), 4.17 (Brokers) and 4.25 (Opinion of Financial Advisor) of the Merger Agreement shall not be true and correct in all material respects as of the date of the Merger Agreement or as of and as though made on the Expiration Date, (2) the representations and warranties of Rain set forth in Section 4.2 of the Merger Agreement shall not be true and correct in all respects as of the date of the Merger Agreement or as of and as though made on the Expiration Date, except to the extent the failures of such representations to be true and correct in all respects individually or in the aggregate would not reasonably be expected to result in an increase in the aggregate value of the consideration payable by Parent in connection with the Merger of more than $500,000 in the aggregate, as compared to what such aggregate amount would have been if such representations and warranties had been true and correct in all respects ~~for de minimis inaccuracies~~ (it being understood that, for purposes of determining the truth and correctness of such representations and warranties (x) any update or modification of the Rain disclosure letter purported to have been made after the date of the Merger Agreement shall be disregarded and (y) the truth and correctness of those representations and warranties that address matters only as of a specific date shall be measured only as of such date), (3) the representations and warranties of Rain set forth in Section 4.9(a) of the Merger Agreement shall not be true and correct in all respects as of the date of the Merger Agreement or as of and as though made on the Expiration Date (it being understood that, for purposes of determining the truth and correctness of such representations and warranties any update or modification of the Rain disclosure letter purported to have been made after the date of the Merger Agreement shall be disregarded), or (4) any of the remaining representations and warranties of Rain set forth in the Merger Agreement shall not be true and correct as of the date of the Merger Agreement or as of and as though made on the Expiration Date, except for inaccuracies of representations or warranties the circumstances giving rise to which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect (it being understood that, for purposes of determining the truth and correctness of such representations and warranties, (x) any update or modification of the Rain disclosure letter purported to have been made after the date of the Merger Agreement shall be disregarded, (y) the truth and correctness of those representations and warranties that address matters only as of a specific date shall be measured only as of such date, and (z) all materiality and “Company Material Adverse Effect” qualifications and exceptions contained in such representations and warranties shall be disregarded); or (C) Parent and Merger Sub shall not have received a certificate of an executive officer of Rain, dated as of the scheduled Expiration Date, to the effect set forth in the foregoing clauses (A) and (B);”

6.	The information set forth in the first paragraph of the section of the Offer to Purchase entitled “Source and Amount of Funds” on page 60 is hereby amended and restated in its entirety to read as follows:

“The foregoing conditions (each, an “Offer Condition”) are for the sole benefit of Merger Sub and Parent and may be asserted by Merger Sub or Parent ~~regardless of the circumstances giving rise to such condition,~~ in whole or in part at any applicable time or from time to time in their sole discretion. The foregoing conditions are in addition to, and not a limitation of, the right of Parent and Merger Sub to extend, terminate or modify the Offer pursuant to the terms and conditions of the Merger Agreement. All conditions (except for the Minimum Condition) may be waived by Parent or Merger Sub in their sole discretion in whole or in part at any applicable time or from time to time, in each case subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC. The failure of Parent or Merger Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.”

ITEM 12.	EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by attaching the Commitment Letter as exhibit (d)(6).

Index No.

(d)(6)*	Commitment Letter, dated December 13, 2023, by and among Parent, Rain and 346 Short LLC.

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 16, 2024

WK MERGER SUB, INC.

By:	/s/ Ryan Fukushima
Name:	Ryan Fukushima
Title:	Chief Executive Officer

PATHOS AI, INC.

By:	/s/ Ryan Fukushima
Name:	Ryan Fukushima
Title:	Chief Executive Officer